EXHIBIT 20

For Immediate Release	September 24, 2020

BOWL AMERICA REPORTS 2020 FISCAL YEAR EARNINGS

Bowl America Incorporated today reported earnings per share of $.08 for its fiscal year ended June 28, 2020, compared to $.59 in the prior fiscal year ended June 30, 2019. The loss per share for the fiscal 2020 fourth quarter was ($.18), compared to earnings per share of $.05 in the fiscal 2019 fourth quarter.

The Company closed all bowling centers on March 18, 2020, due to the COVID-19 pandemic. The Company’s three Florida locations reopened during the fourth quarter in late May 2020, however no other locations reopened until after the fourth quarter beginning in early July 2020. Social distancing, mandatory wearing of masks and enhanced cleaning protocols are in place in all locations. Many customers have returned to our centers for open play bowling and our fall league bowling season has begun better than expected. We remain at a mandated 50% capacity or less at each of our centers, but we have been able to be creative in making maximum use of space while following requirements. However, revenues from parties and corporate events are currently non-existent. Management believes the effects of the pandemic will continue to have an adverse effect on our revenues, financial condition and operating results for fiscal 2021 and some time after.

The Company received a Payroll Protection Program (PPP) loan in June 2020 and will apply for forgiveness of a portion of that debt in fiscal 2021. The note matures in fiscal 2022.

The Company’s low income tax for fiscal 2020 is primarily due to the exclusion of 50% of dividend income from federal taxation as well as the federal tip credit offsetting income taxes owed by the Company.

The Company suspended its quarterly dividend in light of the center closures and capacity limits as a result of the COVID-19 pandemic.

A more detailed explanation of results is available in the Company’s Form 10-K filing available through the website www.bowlamericainc.com. Bowl America operates 17 bowling centers and its Class A common stock trades on the NYSE American under the symbol BWLA.

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BOWL AMERICA INCORPORATED

Results of Operations

	Thirteen	Thirteen	Fifty-two	Fifty-two
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	06/28/20	06/30/19	06/28/20	06/30/19
Operating Revenues
Bowling and other	$160,410	$3,639,410	$12,536,616	$17,140,472
Food, beverage and merchandise sales	71,452	1,567,056	5,244,326	7,278,154
	231,862	5,206,466	17,780,942	24,418,626
Operating expenses excluding depreciation and amortization	1,473,071	4,947,073	16,479,099	20,219,406
Depreciation and amortization	242,578	263,536	957,138	982,760
Loss on disposition of assets	(16,661)	(1,359)	(16,661)	(1,359)
Interest, dividend and other income	130,279	105,795	443,442	403,534
Change in value of investments	43,467	157,164	(367,466)	331,149
Earnings (loss) before taxes	(1,326,702)	257,457	404,020	3,949,784

Net Earnings	(917,130)	246,106	403,192	3,049,172

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	(.18)	.05	.08	.59

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SUMMARY OF FINANCIAL POSITION

Dollars in Thousands

	06/28/20	06/30/19
ASSETS
Total current assets including cash and short-term investment of $1,793 and $703	$8,786	$9,433
Property and other assets	19,827	18,956
TOTAL ASSETS	$28,613	$28,389

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$1,597	$3,065
Note payable	1,500	-
Other liabilities	2,999	1,404
Stockholders' equity	22,517	23,920
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,613	$28,389